EXHIBIT 20.1

FOR IMMEDIATE RELEASE                                  Contact: Tracey L. Gray
May 11, 1999                                                    President & CEO
                                                                Elcotel, Inc.
                                                                (941) 758-0389

                                  ELCOTEL, INC.
                         ADOPTS STOCKHOLDER RIGHTS PLAN


SARASOTA, FL, May 11, 1999 /PRNewswire/ -- Elcotel, Inc. (NASDAQ: ECTL) announced today that its Board of Directors has adopted a Stockholder Rights Plan ("Rights Plan") in which common stock purchase rights have been granted as a dividend at the rate of one Right for each share of common stock, par value $0.01 per share, of the Company (the "Common Stock") held of record as of the close of business on May 11, 1999.

The Rights Plan, which is similar to plans adopted by many publicly traded companies, including many in the telecommunications industry, is designed to deter coercive or unfair takeover tactics. The adoption of the Rights Plan is intended to protect the rights of all of the stockholders of the Company. The Rights Plan will assist the Board of Directors in dealing with any future actions taken by hostile entities that attempt to deprive the Company and its stockholders of the opportunity to obtain the most attractive price for their shares of Common Stock. In implementing the Rights Plan, the Board has declared a dividend of one Right for each outstanding share of Common Stock. Each Right, when exercisable, would entitle the holder thereof to purchase one-half (1/2) of one share of Common Stock at a discounted price. The Rights expire on May 11, 2009. The Rights Plan is contained in the terms and conditions of a Stockholder Rights Agreement, dated as of May 11, 1999 (the "Rights Agreement") entered into between the Company and American Stock Transfer & Trust Company, as rights agent.

Currently, the Rights are neither exercisable nor traded separately from the Common Stock. Subject to certain exceptions, the Rights will become exercisable only if certain persons or entities (as defined in the Rights Agreement, an "Acquiring Person") become, in the future, the beneficial owners of 10% or more of the Common Stock, or announce a tender or exchange offer which would result in its ownership of 10% or more of the Common Stock. With respect to certain transactions involving Wexford Management LLC and Fundamental Management Corporation, each of which is currently the beneficial owner of more than 10% of the Common Stock, and certain of their transferees, the Rights become exercisable only at higher thresholds.

As more fully described in the Rights Agreement, ten days after a public announcement that an Acquiring Person has become such, each holder of a Right, other than such Acquiring Person, would be entitled to purchase one-half of one share of Common Stock for each Right owned, at one-half of the then-current market price of the Common Stock. If the Company is acquired in a merger or similar transaction, or if 50% or more of the Company's assets or earning power are sold in one or more related transactions, each Right would entitle the holder thereof to purchase common stock of the acquiring company at one-half of the then-current market price of such common stock.

The Board of Directors generally may redeem the Rights at any time until 10 days following the public announcement that an Acquiring Person has become such. The redemption price is $.001 per Right. A summary of the Rights Plan will be mailed to all record holders of Common Stock.


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Elcotel, Inc., based in Sarasota Florida,  designs,  develops,  manufactures and markets state-of-the art microprocessor-based public communications products and software that provide service over both domestic and international wireline and
wireless   telephone    networks.    Elcotel   is   a   leader   in   sales   of
microprocessor-based  payphones  products to domestic private payphone operators
and  publicly  regulated   telephone  companies  and  provides  complete  public
communications solutions for its domestic and international markets. Visit Elcotel's corporate website at www.elcotel.com.

Statements in this release may contain forward-looking information regarding the company's plans, projections or future performance, which involve certain risks and uncertainties that could cause the company's actual results to differ materially from those expected by the company. These risks and uncertainties include the risk of adverse regulatory action affecting the company or the company's customers, risk of competition, risk of obsolescence of the company's products, risk that research and development expenditures may not succeed in creating useful new products or addressing new markets and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.


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